Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 4. Organizational Structure

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings, Inc.

Corporate Structure

Senior Management


Paul Taylor
President and CEO
Fitch Group
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Fitch Group Operations
Charles Brown
General Counsel
Jon Ewing
Chief Marketing Officer
Rob Harpel
Chief Technology Officer
Andy Jackson
Global Head of Human Resources
Ted Niedermayer
CFO
Ian Linnell
President
Fitch Ratings
Karen Skinner
Chief Operating Officer
Julian Dennison
Global Publishing
Susan Launi
Regulatory Affairs, Policies and Procedures
Seth Lieberman
Business Analytics
Andrew Pedvis
Product Development
Jeff Simon
Global Operations Management
Brett Hemsley
Global Analytical Head
Dan Champeau
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Kevin Duignan
Global Group Head
Banks
Insurance
Funds & Asset Management
Non-Bank Financial Institutions
Richard Hunter
Global Group Head
Corporate Finance
James McCormack
Global Group Head
Sovereigns
Marjan van der Weijden
Global Group Head
Structured Finance
Covered Bonds
Mark Oline
Global Head of
Business & Relationship Mgmt
Ann Flynn
Global Head Public Finance &
Global Infrastructure Group
J. Douglas Murray
Global Head
Structured Finance
Aymeric Poizot
Global Head
Investor Relations
Jose Santos
Global Head
Financial Institutions
David Wharrier
Global Head
Revenue Management
Jill Zelter
Global Head
Corporates
Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific
Peter Shaw
Regional Head
Latin America
Eileen Fahey
Chief Risk Officer
Fitch Group
Fitch Ratings
Jeremy Carter
Chief Credit Officer
Regional Credit Officers
Stuart Jennings
EMEA and APAC
Katherine Falconi
The Americas
Credit Policy Group
Peter Patrino
Chief Criteria Officer
Jeff Horvath
Chief Compliance Officer
Trevor Pittman
Global Head of Regulatory Compliance
Gautam Mitra
Head of Internal Audit

Effective December 2017

Corporate Structure


HEARST
FitchGroup
FitchSolutions
FitchRatings
FitchLearning

April 2018

FitchRatings


FITCH RATINGS, INC. (Delaware)
FITCH RATINGS LIMITED (England)
FITCH RATINGS LANKA LIMITED* (Sri Lanka)
FITCH CENTROAMERICA, S.A.* (Panama)
FITCH RATINGS COLOMBIA, S.A SOCIEDAD CALIFICADORA DE VALORES* (Colombia)
Additional Credit Rating Affiliates See page FRL
FITCH SOLUTIONS LIMITED+ (England)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.* (Costa Rica)
FITCH CENTROAMERICA, S.A.* (Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L.* (Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD+
IRR ADVISORY SERVICES PRIVATE LTD+
FITCH SOLUTIONS DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

March 2017

- FITCH RATINGS LIMITED (England)
  - FITCH RATINGS CIS LIMITED++ (England)
  - FITCH RATINGS ESPAÑA S.A.U. (Spain)
  - FITCH ITALIA S.P.A. (Italy)
  - FITCH DEUTSCHLAND GMBH (Germany)
  - FITCH POLSKA S.A. (Poland)
  - FITCH FRANCE (France)
  - FITCH RATINGS FINANSAL, DERECELENDIRME HI ZMETLERI A.S.* (Turkey)
  - FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)
  - INTER ARAB RATING COMPANY S.A.E.* (Bahrain)
  - INDIA RATINGS AND RESEARCH PTE LTD* (India)
  - FITCH INDIA SERVICES PRIVATE LTD* (India)
  - FITCH RATINGS (BEIJING) LIMITED (China)
  - FITCH RATINGS SINGAPORE PTE LTD (Singapore)
  - PT FITCH RATINGS INDONESIA* (Indonesia)
  - FITCH RATINGS JAPAN LIMITED (Japan)
  - FITCH (HONG KONG) LIMITED (Hong Kong)
  - FITCH AUSTRALIA PTY LIMITED (Australia)
  - KOREA RATINGS CORPORTATION* (Korea)
    - E-CREDIBLE CO., LTD (Korea)
      - E-CREDIBLE NETWORKS CO., LTD (Korea)
  - FITCH RATINGS (THAILAND) LIMITED* (Thailand)
  - FITCH RATINGS BRASIL LTDA (Brazil)
  - FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
  - FITCH MEXICO S.A. DE C.V. (Mexico)
  - FITCH HOLDING S.A* (Chile)
    - FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.

February 2018